

ATLAS



Atlas is Lifting Downtown Oakland to New Heights

Situated at Franklin, 14th, Webster, and 13th streets, opening in Spring of 2020; Atlas is the new epicenter of Oakland. As the tallest building in Oakland, Atlas' 40 story residential tower rises above Oakland's skyline with six hundred and thirty-three modern homes and 17,350 square feet of retail space spanning an entire city block.

Atlas' strategic location is adjacent to Oakland's City Center, Class A office space that includes companies such as Kaiser, Pandora, The Clorox Company, and other fortune 500 companies within walking distance to Atlas' retail space. Currently under construction and scheduled for delivery Spring 2020, this is a first of its kind in Oakland.



Perspective from Franklin Street and 14th Street

 Office
 Retail
 Eatery
 Ground Floor Office

 Residential
 Construction
 Ground Floor Retail
 Ground Floor Eatery



KEY

06/10/19

1 1630 San Pablo 🏢
Kuhl Art
Latham Square Bldg 🏢 G 🛒

2 City of Oakland 🏢
Oakland City Hall
Lionel J. Wilson Bldg 🏢 G 🛒

3 500 12th at Oakland
    City Center 🛒 🍴
1333 Broadway 🏢 G 🛒
Oakalnd City Center 🏢 G 🛒

4 T5/6 - 262 res units 👷
Faz Restaurant & Bar
Peet's Coffee
1111 Broadway 🏢

5 Oakland Convention Center
Golden State Warriors
Oakland Marriott City Center

6 The Washington Inn Hotel
Old Oakland Farmer's Market

7 Uptown Station Square

8 Peet's Coffee

9 Golden West Tower Bldg

10 Oaksterdam University
PGA Design

11 17th & Broadway
    - 254 res units 👷
Academy of Chinese Culture
    and Health Sciences
AT&T
First Amendment Art
Five 10 Pizza

12 Atrium Building 🏢 G 🛒
Oaklandish
Shiba Ramen
Central Building 🏢
Lincoln University
Planet Soule

13 1330 Broadway 🏢
Financial Center Building 🏢
1300 Broadway 🏢
T-Mobile
Camburger
Mockingbird

14 Old Oakland Bank Building
Comerica Bank
Oakland Tribune Tower

15 Key System Building 👷
University of California

16 Trans Pacific Center 🏢 G 🛒
Courtyard by Marriott
    Oakland Downtown
Franklin 88 Apartment G 🛒

17 Union Bank
Kaiser Permanente 🏢
    Regional Offices
Drexl 🍴

18 Leamington 🏢 G 🍴
Lunch Box 🍴
UPS
Dragon Pearl 🍴
Rotisserie
Bar 355
Burger Gourmet

19 Franklin Building 🏢
AC Transit 🏢
Sushi Valley
Take it Easy Thai
Stopwaste
United Cerebral Palsy
Envision Academy

20 HAC
Legal Assistance, Inc.
Everis Buildings 🏢
1413 Webster
    - 179 res units 👷
1433 Webster
    - 191 res units 👷
360 Center 🏢
Elephant Sushi

21 Baby Care
Spices 3 🍴
Bank of the Orient

22 Bare Knuckle Pizza
Hampton Inn
Summit Silk Bedding

23 East Bay Municipal 🏢
    Utility District
Pacific Renaissance
    Plaza 🏢 🛒 🍴

24 1999 Harrison 🏢
Lake Merritt Plaza 🏢
Park Plaza 🏢
Wells Fargo Center 🏢
Bank of Hope

25 19th St Station 🍴
Burma Bear 🍴
19th + Harrison
    - 224 res units 👷
Molcajate 🍴
1700 Webster
    - 206 res units 👷

26 Spice Monkey 🍴
1510 Webster
    - 189 res units 👷
1636 Harrison Apartment
Harrison Towers 🏢
Tamarack 🍴
Burnt Oak Gallery

27 Beneficial State Bank
Kaiser Educational Theatre
Lee's Barber
Maya Halal

28 1322 Webster St 🏢
Oakland Hot Plate
Kon Tiki 🍴
1331 Harrison
    - 172 res units 👷
Basil Pizzeria

29 Apolio Trading, Inc.
Tay Ho Oakland Restaurant
Binh Minh Quan
Lvl. 3 Ultra Lounge
Yan Lan Health Center

30 W-12 - 333 res units 👷

31 Oakland Chinatown

32 Oakland Chinatown

33 Snow Park

34 1800 Harrison 🏢

35 East Bay
    Medication Center
Laconia Apartment
1610 Harrison St 🏢
Bonita House, Inc.
Chung's TV
The Lakeside
    - 79 res units 👷

36 Hotel Oakland

37 Frank G. Mar
    Community Housing
Bay Spa

38 W-12 - 77 res units 👷
38 Associates
Massage Therapy
B&M Cafe
Moonstar Florist
Sincere Home Decor
Sincere Kitchen
    & Bath
Fortune Cookie
    Factory
Cosmo Spa Lounge
Sunrise Medical
    Supplies
WYSE Lighting &
    Hardware

39 Lincoln Square Park
Lincoln Elementary
    School

41 1550 Jackson
    - 20 res units 👷
Dolan Law Firm
Alician Apartment
Malonga Casquelourd
    Center for the Arts
Starlite Child Center
Maxwell Nealy
Kaclson Courtyard

42 226 13th
    - 261 res units 👷

43 Department 30
    Superior Court
USPS

44 1111 Jackson 🏢

Towering 40 stories above Oakland, Atlas' six hundred and thirty-three residential units create a built-in population for Atlas' retailers and restaurants.

Valet parking will be available for the customers visiting Atlas' restaurants and retails, extending the trade area.



Perspective from Franklin Street and 13th Street

FRANKLIN STREET



A-3
1,675 SF

A-2
1,715 SF

A-1
3,055 SF

RESIDENTIAL LOBBY

RETAIL AND RESIDENTIAL TRASH

14TH STREET

N
01/30/20

B-1
1,415 SF

B-2
3,890 SF

B-3
3,125 SF

C-2 1,140 SF

C-1 1,335 SF

WEBSTER STREET

13TH STREET





ATLAS

OAKLAND

Retail Leasing Information:

Mike Semmelmeyer
Lic. 01859585
mike.semmelmeyer@colliers.com
+1 415 510 4716

Stephen Rusher
Lic. 01439740
stephen.rusher@colliers.com
+1 415 293 6297

Colliers
INTERNATIONAL